As filed with the Securities and Exchange Commission on June 8, 2007

Registration Number: 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD.

(Exact name of Registrant as specified in Charter)

              Delaware                                                                                                  58-2258912_______

         (State of Incorporation)                                                              (I.R.S. Employer I.D. Number)

238 Jianxindong Street, Laizhou, Shandong Province, P.R. China

(Address of Principal Executive Offices)

2007 EQUITY INCENTIVE PLAN

(Full Title of Plan)

Wang Zhigang

238 Jianxindong Street

Laizhou, Shandong Province, P.R. China

86451-8271-3712

(Name, Address and Telephone Number of Agent for Service)

Copy to:

ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

(914) 683-3026

CALCULATION OF REGISTRATION FEE

Title of Securities	Amount to	Proposed Maximum	Proposed Maximum	Amount of
to Be Registered	Be Registered (2)	Offering Price per Share (2)	Aggregate Offering Price (2)	Registration Fee
Common Stock,	3,000,000 shares	$0.30	$900,000	$27.63
$.001 par value

(1)

This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2)

The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 3,000,000 shares by $0.30, the closing price for the Common Stock reported on the OTC Bulletin Board as of June 6, 2007.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.

Incorporation of Documents by Reference.

Shandong Zhouyuan Seed and Nursery Co., Ltd. (“Shandong Zhouyuan”) is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)

Shandong Zhouyuan’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

(b)

Shandong Zhouyuan’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

Shandong Zhouyuan is also incorporating by reference all documents hereafter filed by Shandong Zhouyuan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.

Description of Securities.

Not Applicable.

Item 5.       Interests of Named Experts and Counsel.

      Robert Brantl, Esq., counsel to Shandong Zhouyuan, has passed upon the validity of the shares registered pursuant to this Registration Statement.  Mr. Brantl holds no interest in the securities of Shandong Zhouyuan, Inc.

Item 6.

Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.

Exemption from Registration Claimed.

Not applicable.

Item 8.

Exhibits.

4.1

2007 Equity Incentive Plan

5

Opinion of Robert Brantl, Esq.

23.1

      Consent of Kempisty & Company, Certified Public Accountants, P.C.

23.2

Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9.

Undertakings.

Shandong Zhouyuan Seed and Nursery Co. Ltd. hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Shandong Zhouyuan pursuant to the provisions of the Delaware General Corporation Law or otherwise, Shandong Zhouyuan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Shandong Zhouyuan of expenses incurred or paid by a director, officer or controlling person of Shandong Zhouyuan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered,

Shandong Zhouyuan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REOFFER PROSPECTUS

SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD.

3,000,000 Shares of Common Stock

The shares are being offered by persons who are officers, directors or otherwise control persons of Shandong Zhouyuan Seed and Nursery Co., Ltd.  They acquired the shares from Shandong Zhouyuan, either as the recipients of grants of stock or by exercising stock options issued to them by Shandong Zhouyuan.

Shandong Zhouyuan’s common stock is listed for trading on the OTC Bulletin Board under the trading symbol “SZSN.”

The selling shareholders intend to sell the shares into the public market from time to time.  The shareholders will negotiate with the market makers for Shandong Zhouyuan common stock to determine the prices for each sale.  They expect each sale price to be near to the market price at the time of the sale.

Purchase of Shandong Zhouyuan common stock involves substantial risk.  Please see “Risk Factors,” which begins on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Shandong Zhouyuan Seed and Nursery Co., Ltd.

238 Jianxindong Street

Laizhou, Shandong Province, P.R. China

The date of this prospectus is June 8, 2007

TABLE OF CONTENTS

RISK FACTORS

SELLING SHAREHOLDERS

OTHER AVAILABLE INFORMATION

INDEMNIFICATION

RISK FACTORS

You should carefully consider the risks described below before buying our common stock.  If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

There is no assurance that we will be able to generate profits from our business.

To date we have been unsuccessful in establishing a sufficient market for our seeds to assure us of profitability.  In 2006 our sales were 34% lower than in 2005, and in neither year were sales at a level that could sustain profits.  Unless we are able to obtain sufficient capital investment to permit us to expand operations, it is unlikely that we will be able to operate at a profitable level.  We have no commitment from any source for financing, and there is no assurance that we will be able to obtain the necessary financing.  Without financing, it is likely that our business will fail.

If we are unable to settle our bank obligations, we may lose control of our business.

We are currently in default with respect to principal and interest payments due on almost $1.5 million in obligations to the Agricultural Bank of China.  Our current financial situation does not permit us to satisfy the debt as written.  We have been in negotiations with the Bank regarding a restructuring of the debt.  If those negotiations do not reach a satisfactory conclusion, we may lose the realty that we pledged to secure the debt and may face a judgment that could force us into bankruptcy.

We will be unable to compete effectively unless we maintain a technological advantage over our competitors.

The physics of seed generation has been advancing rapidly in the past forty years.  Innovations in design of seeds and methods of growing seeds are constant.  Our ability to compete effectively in this market will depend on our ability to stay in the vanguard of technological change.  However, we compete against many larger enterprises that have considerable resources to apply to research and development.  If we are unable to gain access to the latest discoveries in seeds, we will not be able to compete effectively, and our business will fail.

Our business and growth will suffer if we are unable to hire and retain key personnel that are in high demand.

Our future success depends on our ability to attract and retain highly skilled marketing personnel, chemists, manufacturing technicians and engineers.  Qualified individuals are in high demand in China, and there are insufficient experienced personnel to fill the demand.  Therefore we may not be able to successfully attract or retain the personnel we need to succeed.

We may have difficulty establishing adequate management and financial controls in China.

The People’s Republic of China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with.  We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company.  If we cannot establish such controls, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards.

We may be unable to protect our proprietary and technology rights.

The Company's success will depend in part on its ability to protect its proprietary rights and technologies.  Zhouyuan relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights.  However, these measures afford only limited protection.  Zhouyuan’s failure to adequately protect its proprietary rights may adversely affect our competitive prospects.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of Zhouyuan’s products or to obtain and use trade secrets or other information that it regards as proprietary.

Zhouyuan’s means of protecting its proprietary rights in the People’s Republic of China may not be adequate.  The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  The inability to enforce or obtain a remedy for theft of our proprietary information may have a material adverse impact on our business operations.

Government regulation may hinder our ability to function efficiently.

The national, provincial and local governments in the People’s Republic of China are highly bureaucratized.  The day-to-day operations of our business require frequent interaction with representatives of the Chinese government institutions in order to obtain and maintain the licenses needed to market hybrid seeds in China.  The effort to obtain the registrations, licenses and permits necessary to carry out our business activities can be daunting.  Significant delays can result from the need to obtain governmental approval of our activities.  These delays can have an adverse effect on the profitability of our operations.  In addition, compliance with regulatory requirements applicable to manufacturing operations and production may increase the cost of our operations, which would adversely affect our profitability.

We are subject to the risk of natural disasters.

Our revenue stream depends on our ability to deliver seeds at the beginning of their growing season.  Our supply of seeds and their timely availability can be negated by drought, flood, storm, blight, or the other woes of farming.  Any such event or a combination thereof could render us unable to meet the demands of our distribution network.  This could have a long-term negative effect on our ability to grow our business, in addition to the near-term loss of income.

Capital outflow policies in China may hamper our ability to pay dividends to shareholders in the United States.

The People’s Republic of China has adopted currency and capital transfer regulations. These regulations require that we comply with complex regulations for the movement of capital. Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange. We may be unable to obtain all of the required conversion approvals for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the RMB in the future. Because most of our future revenues will be in RMB, any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to pay dividends to our shareholders.

Currency fluctuations may adversely affect our operating results.

Zhouyuan generates revenues and incurs expenses and liabilities in Renminbi, the currency of the People’s Republic of China.  However, as a subsidiary of Shandong Zhouyuan, it will report its financial results in the United States in U.S. Dollars.  As a result, our financial results will be subject to the effects of exchange rate fluctuations between these currencies.  From time to time, the government of China may take action to stimulate the Chinese economy that will have the effect of reducing the value of Renminbi.  In addition, international currency markets may cause significant adjustments to occur in the value of the Renminbi.  Any such events that result in a devaluation of the Renminbi versus the U.S. Dollar will have an adverse effect on our reported results.  We have not entered into agreements or purchased instruments to hedge our exchange rate risks.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Shandong Zhouyuan is not likely to hold annual shareholder meetings in the next few years.

Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved.  The current members of the Board of Directors were appointed to that position by the previous directors.  If other directors are added to the Board in the future, it is likely that the current directors will appoint them.  As a result, the shareholders of Shandong Zhouyuan will have no effective means of exercising control over the operations of Shandong Zhouyuan.

SELLING SHAREHOLDERS

The table below contains information regarding the individuals who are using this prospectus to offer common shares.

Percentage of

Shares Owned

Number of

Shares Owned

Class Held

Selling Shareholder

Position

Before Offering

Shares Offered

After Offering

After Offering

OTHER AVAILABLE INFORMATION

Shandong Zhouyuan Seed and Nursery Co. Ltd. is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)

Shandong Zhouyuan’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

(b)

Shandong Zhouyuan’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

Shandong Zhouyuan is also incorporating by reference all documents hereafter filed by Shandong Zhouyuan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Upon written request, Shandong Zhouyuan will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference.  We will provide the information at no cost to the person who requests it. Any such request should be made to Wang Zhigang, Chief Executive Officer, Shandong Zhouyuan Seed and Nursery Co. Ltd., 238 Jianxindong Street, Laixhou, Shandong Province, P.R. China.

Shandong Zhouyuan files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company.   In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

INDEMNIFICATION

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Shandong Zhouyuan Seed and Nursery Co., Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laizhou, Province of Shandong, People’s Republic of China on the 8th day of June, 2007.

SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD.

By: /s/ Wang Zhigang

       Wang Zhigang, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on June 8, 2007.

/s/ Wang Zhigang

Wang Zhigang, Director,

Chief Executive Officer

/s/ Sanncy Zeng

Sanncy Zeng, Director,

Chief Financial Officer

/s/ Wang Zhicheng

Wang Zhicheng, Director

/s/ Daoqi Jiang

Daoqi Jiang, Director

/s/ Chi Ming Chan

Chi Ming Chan, Director

3